1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 9, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,077

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,077 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Core Dividend Growth ETF (formerly, iShares Dividend Growth ETF) (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation May 6, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please explain whether the investment objective of tracking the index is before or after expenses and confirm there is disclosure to that effect.

Response: The Fund seeks to track the investment results of the Underlying Index before the fees and expenses of the Fund. The Trust respectfully notes that this has been disclosed under the section titled “Principal Investment Strategies.”

Comment 2: Confirm that the index composition is to invest 80% in U.S. issuers and 80% in dividend-paying issuers.

Response: The Trust notes that 100% of the Underlying Index is currently comprised of U.S.-listed securities and 100% of those issuers pay dividends.

Comment 3: For the summary section of the Fund’s prospectus and Item 9 disclosure, please confirm whether mid- or small-capitalization companies risk disclosure is necessary.

Response: The Trust confirms that mid-capitalization companies risk is disclosed under the section “A Further Discussion of Other Risks.” The Fund will not be subject to small-capitalization companies as a principal risk factor.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Katherine Drury

Michael Gung

Joel Whipple